07021314

Saputo

Isabelle Viger ☎ 514-328-3382
Fax: 514-328-3322
Courriel/E-mail : isabelle.viger@saputo.com

February 15, 2007

United States Security and
Exchange Commission
450 5th Street Northwest
Washington, D.C., 20549
USA

SUPPL

Attention : Public Reference Room

Re : Saputo inc., File Number 82-34670

Dear Sir,
Dear Madam:

In accordance with subparagraph (b)(1)(i) of Rule 12g3 under the *Securities Exchange Act* of 1934, please find attached hereto our third quarter interim report which ended December 31, 2006, and was filed with the Toronto Stock Exchange in accordance with its requirements.

Trusting the whole to be satisfactory,

Yours truly,

PROCESSED

MAR 0 2 2007

THOMSON
FINANCIAL

Isabelle Viger,
Vice President, Legal Affairs

IV/fm
Encl.

Saputo

FISCAL 2007

3

~~Second~~ Quarter
THIRD

Message to Shareholders

We are pleased to present the results for the third quarter of fiscal 2007, which ended on December 31, 2006.

Net earnings for the quarter totalled $64.1 million, an increase of $19.1 million or 42.4% in comparison to the $45.0 million for the same quarter last year. Included in the results of the third quarter of the previous fiscal year were rationalization charges having an after-tax effect of $1.2 million. Excluding these rationalization charges, net earnings for the third quarter of fiscal 2007 increased by $17.9 million compared to the same quarter last year.

Earnings before interest, income taxes, depreciation and amortization (EBITDA[1]) totalled $115.0 million, an increase of $29.0 million or 33.7% compared to $86.0 million for the corresponding quarter last year. For the quarter ended December 31, 2006, the EBITDA of our Canadian and other Dairy Products Sector increased by approximately $20 million. A more favourable by-product market, savings derived from increased efficiencies in our Canadian operations, and higher sales volumes from our Canadian fluid milk activities and Argentinean operations were the main factors behind this increase. The EBITDA of our US Dairy Products Sector increased by approximately $9 million. The measures undertaken by the Company to counteract adverse market conditions, along with improved efficiencies, offset the negative impacts from a lower average block market[2] per pound of cheese, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material, and the erosion of EBITDA due to the appreciation of the Canadian dollar. The EBITDA from our Grocery Products Sector remained unchanged in comparison to the same quarter last year. Decreased marketing expenditures and the inclusion of Boulangerie Rondeau Inc. and Biscuits Rondeau Inc. ("Rondeau") acquired on July 28, 2006 offset lower EBITDA due to increased raw material and other costs, and lower EBITDA resulting from reduced revenues generated by our co-packing agreements for the manufacturing of products for the US market in comparison to the same quarter last year.

---

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

[2] **"Average block market"** is the average daily price of a 40 pound block of Cheddar traded on the Chicago Mercantile Exchange (CME), used as the base price for the cheese.

Revenues for the third quarter ended December 31, 2006 totalled $1.017 billion, an increase of $2.2 million in comparison to the $1.015 billion for the same quarter last year. This increase is mostly attributed to our Canadian and Other Dairy Products Sector, whose revenues increased by approximately $32 million. Higher selling prices in our Canadian operations in accordance with the increase in the cost of milk as raw material, increased sales volumes from our Canadian fluid milk activities and Argentinean operations, additional revenues due to a more favourable by-product market, and the inclusion of our German operations, acquired on April 13, 2006, were the main factors responsible for this increase. The revenues from our US Dairy Products Sector decreased by approximately $31 million due to a lower average block market per pound of cheese, the appreciation of the Canadian dollar, and lower sales volumes in comparison to the same period last year. Revenues from our Grocery Products Sector increased by approximately $2 million. Additional sales volumes intended for the Canadian market and the inclusion of Rondeau, acquired on July 28, 2006, offset reduced revenues generated by our co-packing agreements for the manufacturing of products for the US market.

Outlook[3]

Our Dairy Products Division (Canada) continues to launch new and innovative products to respond to our consumers' ever-changing needs, which results in sales volume growth, especially in the value-added fluid milk category. We will pursue the development of this category. Our continuous efforts in the growing specialty cheese category are fruitful and enable us to seize opportunities linked to this category. We expect this growth will continue. In that regard, many of our cheeses garnered first prizes at the latest dairy industry competitions. Finally, we continue to explore further ways to improve our efficiencies at all levels of our operations.

Our capital investments in the Argentinean division are nearing completion. These investments have allowed the division to increase its capacity and become more efficient. On the international market, we have seen good volume growth and we expect this trend to continue. We will maintain our focus on increased efficiencies in order to compete in this market.

In Germany, the integration of the activities of Spezialitäten-Käserei De Lucia GmbH, acquired on April 13, 2006 is progressing well. We have extended our sales force in an effort to increase our presence on the European market. We plan to manufacture similar products at our other dairy divisions within the next fiscal year.

In the United States, we are also benefiting from the various measures implemented in past quarters to mitigate the effects of the uncontrollable aspects of the market. In addition, rationalization measures undertaken in prior years enabled our manufacturing facilities to be more efficient. The California Department of Agriculture implemented a change in the make allowance which resulted in a reduction of our California milk cost of approximately US$0.42 per hundredweight, as of November 1, 2006. A reduction, scheduled to be implemented by the United States Department of Agriculture (USDA) on February 1, 2007, has been delayed by at least one month because of a lawsuit filed against USDA by several dairy producer organizations. In the meantime, we continue to monitor our operations and evaluate opportunities that would generate increased returns.

In the Bakery Division, we strive to offer new products to cater to the indulgent yet nutrition-conscious consumers, such as a new wholesome muffin. Our strategy is bearing fruit, as we have increased our market share in this competitive market, and we will continue on that path. Furthermore, we are pursuing the integration of the activities of Rondeau, acquired on July 28, 2006. We are increasing the presence of Rondeau's products in the markets where they are less present, such as in Ontario and in the Atlantic provinces.

---

[3] We refer you to the cautionary statement regarding forward-looking information set forth below under "Management Analysis."

In the third quarter, we purchased 472,400 common shares at prices ranging from $37.25 to $38.00 per share as part of the normal course issuer bid initiated on November 13, 2006.

We are very pleased with the results obtained thus far this fiscal year. We are continuously exploring acquisition opportunities that would enable us to grow and create additional value for our shareholders and we maintain our commitment to return to our historical level of profitability.

Dividends
The Board of Directors declared a dividend of $0.20 per share, payable on March 23, 2007, to shareholders of record on March 12, 2007. This dividend relates to the quarter ended December 31, 2006.

Management's Analysis

The goal of this management report is to analyse the results of and the financial position for the quarter and nine-month period ended December 31, 2006. It should be read in conjunction with our consolidated financial statements and accompanying notes for the three- and nine-month periods ended December 31, 2006 and 2005, and with the fiscal 2006 annual report. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles of the Canadian Institute of Chartered Accountants. All dollar amounts are in Canadian dollars unless otherwise indicated. This report takes into account material elements between December 31, 2006 and February 6, 2007, the date of this report, on which it was approved by the Board of Directors of Saputo Inc. (the "Company" or "Saputo"). Additional information about the Company, including the Annual Information Form for the year ended March 31, 2006, can be obtained on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking information within the meaning of securities laws. These statements are based on our current assumptions, expectations and estimates, regarding projected revenues and expenses, the Canadian, US, Argentinean, and German economic environment, our ability to attract and retain clients and consumers, our operating costs and raw materials and energy supplies which are subject to a number of risks and uncertainties. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and in our most recently filed annual report which is available on SEDAR at www.sedar.com. Forward-looking information contained in this report including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

Operating Results

Consolidated revenues for the quarter ended December 31, 2006 totalled $1.017 billion, an increase of $2.2 million compared to $1.015 billion for the same period last year. This increase is attributed mainly to our Canadian and Other Dairy Products Sector, whose revenues increased by approximately $32 million. Higher selling prices in our Canadian operations in accordance with the increase in the cost of milk as raw material, increased sales volumes from our Canadian fluid milk activities and Argentinean operations, additional revenues due to a more favourable by-product market, and the inclusion of our German operations, acquired on April 13, 2006, explain the increased revenues in this sector. These factors offset the negative effect of the appreciation of the Canadian dollar on the revenues from our Argentinean operations and a sales volume reduction in our Canadian cheese operations. Revenues from our US Dairy Products Sector decreased by approximately $31 million. A lower average block market per pound of cheese of US$1.31 for the current quarter compared to US$1.44 for the same quarter last year, the appreciation of the Canadian dollar, and a reduction in sales volumes were the major contributors to the revenue decrease in this sector. Revenues from our Grocery Products Sector increased by approximately $2 million due to additional sales volumes intended for the Canadian market and the inclusion of Rondeau, acquired on July 28, 2006. This offset lower revenues generated by our co-packing agreements for the manufacturing of products for the US market.

For the nine-month period ended December 31, 2006, revenues totalled $2.992 billion, a decrease of $60.0 million in comparison to the $3.052 billion for the corresponding period last year. The decrease is attributed to lower revenues of approximately $170 million from our US Dairy Products Sector, resulting from a lower average block market per pound of cheese, the appreciation of the Canadian dollar, and lower sales volumes. This decrease offset higher revenues of approximately $106 million from our Canadian and Other Dairy Products Sector, due mainly to higher selling prices, higher sales volumes, and the inclusion of our German operations. Revenues from our Grocery Products Sector increased by approximately $4 million, due mainly to the inclusion of Rondeau.

Consolidated earnings before interest, income taxes, depreciation and amortization (EBITDA), for the third quarter totalled $115.0 million, an increase of $29.0 million or 33.7% compared to the $86.0 million for the third quarter of fiscal 2006. The EBITDA of our Canadian and Other Dairy Products Sector increased by approximately $20 million. A more favourable by-product market, savings derived from increased efficiencies in our Canadian operations, and higher sales volumes in our Canadian fluid milk activities and Argentinean operations explain the increase. Included in the Canadian and Other Dairy Products Sector third quarter of the previous fiscal year EBITDA was a rationalization charge of $1.0 million for the closure of our facility in Harrowsmith, Ontario. The EBITDA of our US Dairy Products Sector increased by approximately $9 million compared to the same quarter last year. This increase is due to the measures undertaken by the Company to counteract adverse market conditions and improve efficiencies. This offset the negative impact from a lower average block market per pound of cheese, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material, and the erosion of EBITDA due to the appreciation of the Canadian dollar. Included in the US Dairy Products Sector third quarter of the previous fiscal year EBITDA was a rationalization charge of $0.8 million for the closure of our facility in Whitehall, Pennsylvania. The EBITDA of our Grocery Products Sector remained unchanged in comparison to the same quarter last year. Decreased marketing expenditures and the inclusion of Rondeau, acquired on July 28, 2006, offset lower EBITDA due to increased raw material and other costs, and lower EBITDA resulting from reduced revenues generated by our co-packing agreements for the manufacturing of products for the US market in comparison to the same quarter last year.

For the nine-month period ended December 31, 2006, EBITDA increased by $30.7 million to $314.9 million from $284.2 million for the corresponding period last year. The increase is attributed to our Canadian and Other Dairy Products Sector, whose EBITDA increased by approximately $33 million in comparison to the same period last year. The EBITDA of our US Dairy Products Sector decreased by approximately $4 million for the nine-month period ended December 31, 2006, while the EBITDA of our Grocery Products Sector increased by $1.5 million over the same period. The factors explaining the variations in all sectors are consistent with those indicated for the quarter.

Other Consolidated Results Items

Depreciation expense for the quarter ended December 31, 2006 totalled $18.7 million, an increase of $1.3 million compared to the $17.4 million for the same quarter last year. For the nine-month period ended December 31, 2006, depreciation expense totalled $54.5 million, an increase of $1.5 million compared to the $53.0 million for the same period last year. In both cases, the increased depreciation is due to capital investments undertaken in our Canadian and Other Dairy Products Sector, mainly our Argentinean operations, along with additional depreciation expense from the two acquisitions completed in the current fiscal year. These increases offset lower depreciation expense due to the appreciation of the Canadian dollar.

Net interest expense decreased by $1.4 million to $4.6 million for the quarter ended December 31, 2006 and decreased by $4.3 million to $14.7 million for the nine-month period ended December 31, 2006. In both cases, the decrease is attributed to additional interest revenue generated from excess cash on hand, the appreciation of the Canadian dollar, which reduced the interest expense on our US dollar debt, and the repayment of US$30 million of long-term debt during the third quarter of fiscal 2007.

Income taxes for the third quarter of fiscal 2007 amounted to $27.6 million, reflecting an effective tax rate of 30.1%, compared to an effective tax rate of 28.0% for the same quarter last year. Income taxes for the nine-month period ended December 31, 2006 totalled $70.1 million, reflecting an effective tax rate of 28.5%, compared to an effective tax rate of 27.3% for the same period last year. During the first quarter of fiscal 2007, the Company benefited from a one-time tax reduction of approximately $4 million to adjust future tax balances, due to a reduction in Canadian federal tax rates. Notwithstanding the one-time benefit, our effective tax rate for the nine-month period ended December 31, 2006 would be 30.2%. Our income tax rate varies and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates.

Net earnings reached $64.1 million for the quarter ended December 31, 2006, compared to $45.0 million for the third quarter of fiscal 2006. For the nine-month period ended December 31, 2006, net earnings totalled $175.6 million, compared to $154.4 million for the corresponding period last year. These results reflect the various factors analysed above.

Cash and Financial Resources

For the three-month period ended December 31, 2006, **cash generated by operating activities before changes in non-cash working capital** items amounted to $89.1 million, an increase of $22.4 million compared to $66.7 million for the same quarter last year. Since the beginning of the fiscal year, this figure amounted to $235.0 million, an increase of $20.4 million compared to $214.6 million for the same period last year. The increased cash flow is attributed to the operational improvements achieved by all our divisions. The fluctuation in non-cash working capital items used $3.5 million for the third quarter of fiscal 2007, compared to generating $24.7 million for the third quarter of fiscal 2006. For the nine-month period ended December 31, 2006, non-cash working capital items generated $16.6 million, compared to $25.5 million generated for the same period last year.

During the quarter ended December 31, 2006, ***investing activities*** used $17.9 million for additions to fixed assets. For the nine-month period ended December 31, 2006, fixed asset additions totalled $59.5 million. We maintain our annual forecast of $76 million for additions to fixed assets. In the third quarter of fiscal 2007, the Company also disposed of assets held for sale for proceeds of $3.4 million.

Financing activities for the third quarter of fiscal 2007 consisted of a $5.3 million repayment of bank loans, a $33.8 million repayment of long-term debt, the issuance of shares for a cash consideration of $1.7 million, as part of the Stock Option Plan, the purchase of share capital totalling $17.7 million in accordance with the normal course issuer bid, and the payment of $20.6 million in dividends.

As at December 31, 2006, working capital stood at $476.7 million, compared to $423.6 million as at March 31, 2006.

As at December 31, 2006 our interest bearing debt-to-equity ratio stood at 0.12, an improvement from the 0.17 as at March 31, 2006.

The Company currently has available bank credit facilities of approximately $325 million, $36.5 million of which are drawn, essentially for its Argentinean operations. The Company also has $120.8 million in cash and cash equivalents. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

Balance Sheet

With regard to balance sheet items as at December 31, 2006 that varied compared to those as at March 31, 2006, we should note that the variation in most items is due to the acquisition of the activities of Spezialitäten-Käserei De Lucia GmbH, completed on April 13, 2006 and the acquisition of the activities of Rondeau, completed on July 28, 2006. Also, the current portion of long-term debt no longer exists following the repayment of US$30 million in the third quarter of fiscal 2007. The Company's total assets stood at $2.326 billion as at December 31, 2006, compared to $2.254 billion as at March 31, 2006.

Share Capital Information

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each series must be determined at the time of their creation.

	Authorized	Issued as at December 31, 2006	Issued as at January 31, 2007
Common shares	Unlimited	103,178,499	103,210,618
Preferred shares	Unlimited	None	None
Stock options		5,360,620	5,328,501

Follow-up on Certain Specific Items of the Analysis

For an analysis of off-balance sheet arrangements, guarantees, contractual obligations, related party transactions, accounting standards, critical accounting policies and use of accounting estimates as well as risks and uncertainties, we encourage you to consult the comments provided in the 2006 annual report on pages 30 to 35 of the management's analysis, since there were no notable changes during the first three quarters of fiscal 2007.

Information by Sector

Canadian and Other Dairy Products Sector

This sector consists of our Dairy Products Division (Canada), our Dairy Products Division (Argentina), as well as our Dairy Products Division (Germany), acquired on April 13, 2006.

For the quarter ended December 31, 2006, revenues from the Canadian and Other Dairy Products Sector totalled $712.3 million, an increase of 4.6% or $31.5 million in comparison to the $680.8 million for the corresponding period last year. Higher selling prices in our Canadian operations, in accordance with the increase in the cost of milk as raw material, increased sales volumes in our Canadian fluid milk activities and Argentinean operations, additional revenues due to a more favourable by-product market, and the inclusion of our German operations, acquired on April 13, 2006, are responsible for the revenue increase. These increases offset lower sales volumes from our Canadian retail and industrial cheese segments. The appreciation of the Canadian dollar continues to negatively affect revenues from our Argentinean operations. Revenues from our Dairy Products Division (Germany) continue to be in line with pre-acquisition expectations.

Since the beginning of the fiscal year, revenues from the Canadian and Other Dairy Products Sector amounted to $2.106 billion, an increase of $106.0 million or 5.3% in comparison to the $2.0 billion for the same period last year. This increase is attributed to higher selling prices in our Canadian operations, in accordance with the increase in the cost of milk as raw material, increased sales volumes from our Canadian fluid milk activities and Argentinean operations, a more favourable by-product market, and the inclusion of our German operations.

For the quarter ended December 31, 2006, EBITDA for the Canadian and Other Dairy Products Sector totalled $84.5 million, an increase of $20.3 million or 31.6% compared to the $64.2 million of the corresponding quarter last year. The EBITDA margin for the quarter increased to 11.9% in comparison to 9.4% for the same quarter last year.

Our Dairy Products Division (Canada) continued its strong performance in the third quarter. Additional EBITDA was derived from the following factors. A strong by-product market price had a positive impact on the Division's EBITDA of approximately $6 million. Better efficiencies in our cheese activities as a result of rationalization measures undertaken in the previous year increased EBITDA. These rationalization measures have allowed our manufacturing facilities to become more specialized and efficient. Synergies in our fluid milk activities derived from a better usage of our logistics and warehousing facilities also improved EBITDA. Finally, our Canadian fluid milk activities generated higher sales volumes especially in our base fluid milk activities and value added categories increasing EBITDA and offsetting lower EBITDA on decreased sales volumes in our Canadian cheese activities. The EBITDA of the third quarter of the previous fiscal year included a rationalization charge of $1.0 million for the closure of our facility in Harrowsmith, Ontario.

Our Dairy Products Division (Argentina) performed well in the third quarter. Improved EBITDA was achieved as a result of increased sales volumes, benefits derived from capital investments in the current and prior years, and the positive effect of the export tax rate reduction announced by the Argentinean government in August 2006. The appreciation of the Canadian dollar had a minimal effect on EBITDA.

Although the activities from our Dairy Products Division (Germany) increased our revenues, they had a minimal effect on our EBITDA.

Since the beginning of the fiscal year, EBITDA totalled $232.8 million, an increase of $33.1 million or 16.6% in comparison to the $199.7 million for the same period last year. The EBITDA margin increased from 10.0% last year to 11.1% for the current fiscal year.

US Dairy Products Sector

Revenues for the US Dairy Products Sector totalled $261.4 million for the quarter ended December 31, 2006, representing a $31.2 million or 10.7% decrease from the $292.6 million posted for the same period last year. Revenues decreased due to a US$0.13 lower average block market per pound of cheese in the third quarter of fiscal 2007 compared to the same period last year, reducing revenues by approximately $16 million. The appreciation of the Canadian dollar further eroded revenues by approximately $8 million. Sales volumes also decreased by 4.8% for the quarter compared to the same period last year. The volume decline was attributable to the closure of the Peru, Indiana facility in May 2006. Excluding the volume decrease related to this closure, the industrial segment enjoyed a slight increase. The retail and foodservice segments' sales volumes remained relatively stable in comparison to the same quarter last year.

Since the beginning of the fiscal year, revenues totalled $759.4 million, a $170.3 million or 18.3% decrease compared to the same period last year. The decrease in the average block market per pound of cheese lowered revenues by approximately $92 million, and the appreciation of the Canadian dollar further eroded revenues by approximately $52 million. Since the beginning of the fiscal year, sales volumes have decreased by 5.1% from last year due to the closure of the Peru, Indiana facility.

For the quarter ended December 31, 2006, EBITDA totalled $24.0 million, resulting in an $8.8 million or 57.9% increase compared to $15.2 million for the same period last year. Efforts with respect to improved operational efficiencies, increased selling prices, and the reduction of the cost associated with milk handling increased the EBITDA by approximately $6 million in the quarter compared to the same period last year. During the third quarter of fiscal 2007, the average block market per pound of cheese was US$0.13 lower than the same period last year, creating a negative effect on the absorption of fixed costs. The relationship between the average block market per pound of cheese and the cost of milk as raw material continues to be less favourable compared to the same period last year. Despite the declining block market, the realization of inventories was more favourable in the current quarter compared to the same period last year. The change in the block market between the second and third quarters of the current year increased by US$0.09 compared to a decrease of US$0.04 in the previous year. These combined factors had a negative impact of approximately $2.7 million on EBITDA. In comparison to the third quarter of fiscal 2006, the Division spent approximately $2 million less on promotional costs and approximately $3 million less on energy, packaging and ingredients costs during the current quarter. Also included in the third quarter of the previous fiscal year was a rationalization charge of $0.8 million for the closure of our facility in Whitehall, Pennsylvania. The appreciation of the Canadian dollar eroded approximately $0.7 million in EBITDA.

Since the beginning of the fiscal year, EBITDA totalled $61.6 million, a decrease of $3.9 million compared to the same period last year. Negative market factors created a shortfall of approximately $10.1 million. The appreciation of the Canadian dollar eroded approximately $3.7 million in EBITDA, rationalization costs for the closure of our Peru, Indiana facility amounted to approximately $1.3 million, and increased energy, packaging and ingredient costs resulted in approximately $1.0 million in additional expenses, offsetting the reduction of promotional costs of approximately $2 million. These negative factors offset the significant efforts undertaken by the Company to improve its performance, which improved EBITDA by approximately $10 million. Included in the results of the prior year was a rationalization charge of approximately $0.8 million for the closure of our facility in Whitehall, Pennsylvania.

Grocery Products Sector

Revenues for the Grocery Products Sector totalled $43.3 million during the quarter ended December 31, 2006, a $1.8 million increase as compared to the corresponding quarter last year. The increase is due to a combination of higher Canadian sales volumes and the inclusion of Rondeau, partly offset by a reduction in sales volumes from our co-packing agreements for the manufacturing of products for the US market as compared to the same period last year. During the quarter, the Division increased its Canadian market share by 2.1% despite higher competition.

Since the beginning of the fiscal year, revenues for our Grocery Products Sector totalled $127.4 million, a 3.5% increase as compared to the same period last year. This increase is mainly attributable to the acquisition of Rondeau.

EBITDA for the Grocery Products Sector amounted to $6.6 million for the third quarter of fiscal 2007, stable in comparison to the same quarter last year. In the third quarter of fiscal 2007, we continued to reduce our marketing expenses, in comparison to the same quarter last year, by approximately $1.2 million, while lower revenues from our co-packing agreements for the manufacturing of products for the US market reduced EBITDA. Our EBITDA margin went from 16.0% last year to 15.2% this year. The reduced EBITDA margin can be explained by increased costs in raw material and other expenses incurred by the Division, and by the inclusion of Rondeau, whose margins are lower in comparison to the rest of the Division's activities.

Since the beginning of fiscal 2007, EBITDA totalled $20.5 million, a $1.5 million increase over last year. In fiscal 2007, the Division has incurred $1.1 million in additional raw material and other costs, and reduced its marketing expenses on its *Hop&Go!* brand by approximately $3.6 million.

Lino Saputo
Chairman of the Board

Lino Saputo, Jr.
President and
Chief Executive Officer

February 6, 2007

NOTICE

The consolidated financial statements of Saputo Inc. for the three- and nine-month periods ended December 31, 2006 and 2005 have not been reviewed by an external auditor.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands of dollars, except per share amounts)
(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2006	2005	**2006**	2005
Revenues	**$ 1,016,989**	$ 1,014,841	**$ 2,992,276**	$ 3,052,334
Cost of sales, selling and administrative expenses	**901,955**	928,852	**2,677,398**	2,768,155
Earnings before interest, depreciation and income taxes	**115,034**	85,989	**314,878**	284,179
Depreciation of fixed assets	**18,732**	17,412	**54,513**	52,975
Operating income	**96,302**	68,577	**260,365**	231,204
Interest on long-term debt	**5,594**	5,953	**16,919**	18,455
Other interest, net	**(959)**	128	**(2,264)**	481
Earnings before income taxes	**91,667**	62,496	**245,710**	212,268
Income taxes	**27,609**	17,464	**70,102**	57,871
Net earnings	**$ 64,058**	$ 45,032	**$ 175,608**	$ 154,397
Earnings per share (Note 6)				
Net earnings				
Basic	**$ 0.62**	$ 0.43	**$ 1.69**	$ 1.47
Diluted	**$ 0.61**	$ 0.43	**$ 1.68**	$ 1.46

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in thousands of dollars)
(unaudited)

	For the nine-month periods ended December 31	
	2006	2005
Retained earnings, beginning of period	**$ 971,131**	$ 884,054
Net earnings	**175,608**	154,397
Dividends	**(60,003)**	(53,478)
Excess of purchase price of share capital over carrying value	**(43,796)**	(25,752)
Retained earnings, end of period	**$ 1,042,940**	$ 959,221

SEGMENTED INFORMATION
(in thousands of dollars)
(unaudited)

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2006	2005	**2006**	2005
Revenues				
Dairy Products				
Canada and Other	**$ 712,292**	$ 680,771	**$ 2,105,538**	$ 1,999,485
United States	**261,429**	292,603	**759,384**	929,704
	973,721	973,374	**2,864,922**	2,929,189
Grocery Products	**43,268**	41,467	**127,354**	123,145
	$ 1,016,989	$ 1,014,841	**$ 2,992,276**	$ 3,052,334
Earnings before interest, depreciation and income taxes				
Dairy Products				
Canada and Other	**$ 84,525**	$ 64,153	**$ 232,778**	$ 199,667
United States	**23,952**	15,194	**61,559**	65,547
	108,477	79,347	**294,337**	265,214
Grocery Products	**6,557**	6,642	**20,541**	18,965
	$ 115,034	$ 85,989	**$ 314,878**	$ 284,179
Depreciation of fixed assets				
Dairy Products				
Canada and Other	**$ 9,515**	$ 8,629	**$ 27,581**	$ 26,007
United States	**7,559**	7,345	**22,071**	22,654
	17,074	15,974	**49,652**	48,661
Grocery Products	**1,658**	1,438	**4,861**	4,314
	$ 18,732	$ 17,412	**$ 54,513**	$ 52,975
Operating income				
Dairy Products				
Canada and Other	**$ 75,010**	$ 55,524	**$ 205,197**	$ 173,660
United States	**16,393**	7,849	**39,488**	42,893
	91,403	63,373	**244,685**	216,553
Grocery Products	**4,899**	5,204	**15,680**	14,651
	$ 96,302	$ 68,577	**$ 260,365**	$ 231,204
Interest	**4,635**	6,081	**14,655**	18,936
Earnings before income taxes	**91,667**	62,496	**245,710**	212,268
Income taxes	**27,609**	17,464	**70,102**	57,871
Net earnings	**$ 64,058**	$ 45,032	**$ 175,608**	$ 154,397

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts are in thousands of dollars except information on options)
(unaudited)

1 - Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and applied in the same manner as the most recently audited financial statements. The unaudited consolidated financial statements do not include all the information and notes required according to generally accepted accounting principles for annual financial statements, and should therefore be read in conjunction with the audited consolidated financial statements and the notes included in the Company's annual report for the year ended March 31, 2006.

2 - Foreign Currency Translation

The balance sheet accounts of the self-sustaining companies operating in the United States, Argentina and Germany are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the periods. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States, Argentina and Germany. The change in the foreign currency translation account for the period principally resulted from the decrease in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the balance sheet date for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	For the three-month periods ended December 31		**For the nine-month periods ended December 31**	
	2006	2005	**2006**	2005
Foreign exchange (loss) gain	**$ (23)**	$ (6)	**$ 471**	$ 589

3 - Fixed Assets

	December 31, 2006			March 31, 2006		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
Land	**$ 28,181**	**$ -**	**$ 28,181**	$ 27,084	$ -	$ 27,084
Buildings	**269,455**	**68,125**	**201,330**	249,980	57,799	192,181
Furniture, machinery and equipment	**825,692**	**378,312**	**447,380**	777,635	335,428	442,207
Rolling stock	**13,178**	**7,018**	**6,160**	12,314	6,323	5,991
Held for sale	**4,483**	**-**	**4,483**	7,232	-	7,232
	$ 1,140,989	**$ 453,455**	**$ 687,534**	$ 1,074,245	$ 399,550	$ 674,695

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian and US dairy products sector that will be disposed of as a result of certain plant closures.

The net book value of fixed assets under construction, that are not being amortized, amounts to $40,888,000 as at December 31, 2006 ($41,465,000 as at March 31, 2006), and consists mainly of machinery and equipment.

4 - Other Assets

	December 31, 2006	March 31, 2006
Net accrued pension plan asset	$ 54,796	$ 50,606
Taxes receivable	12,317	9,370
Other	6,813	7,688
	$ 73,926	$ 67,664

5 - Employee Pension and Other Benefit Plans

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees. Pension and other benefit plan obligations are affected by factors such as interest rates, adjustments arising from plan amendments, changes in assumptions and experience gains or losses. The costs are based on a measurement of the pension and other benefit plan obligations and the pension fund assets.

Total benefit costs for the three-month and nine-month periods ended December 31 are as follows:

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2006	2005	2006	2005
Pension plans	$ 4,867	$ 3,419	$ 14,547	$ 10,329
Other benefit plans	370	50	1,092	790
	$ 5,237	$ 3,469	$ 15,639	$ 11,119

6 - Earnings Per Share

	For the three-month periods ended December 31		For the nine-month periods ended December 31	
	2006	2005	2006	2005
Net earnings	$ 64,058	$ 45,032	$ 175,608	$ 154,397
Weighted average number of common shares outstanding	103,527,102	104,845,019	103,843,349	104,834,762
Dilutive options	420,618	937,631	420,618	937,631
Dilutive number of common shares outstanding	103,947,720	105,782,650	104,263,967	105,772,393
Basic earnings per share	$ 0.62	$ 0.43	$ 1.69	$ 1.47
Diluted earnings per share	$ 0.61	$ 0.43	$ 1.68	$ 1.46

When calculating dilutive earnings per share, 853,354 options (nil in 2005) were excluded from the calculation because their exercise price is higher than the average market value.

Shares purchased during the period, under the normal course issuer bid, were excluded from the calculation of earnings per share as of the date of purchase.

7- Share Capital

Authorized
The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	December 31, 2006	March 31, 2006
Issued		
103,178,499 common shares (104,114,555 at March 31,2006)	**$ 498,937**	$ 494,250

470,644 common shares (615,595 in 2005) for an amount of $9,875,000 ($12,404,239 in 2005) were issued during the nine-month period ended December 31, 2006 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the nine-month period ended December 31, 2006, the amount transferred from contributed surplus was $1,693,000 ($1,743,000 in 2005).

Pursuant to a normal course issuer bid, which began on November 11, 2005, the Company could purchase for cancellation up to 5,256,369 common shares until November 10, 2006. During the nine-month period ended December 31, 2006, the Company purchased 934,300 common shares at prices ranging from $34.75 and $35.30 per share. The excess of the purchase price over the carrying value of the shares in the amount of $28,404,000 was charged to retained earnings.

Pursuant to the new normal course issuer bid, which began on November 13, 2006, the Company may purchase for cancellation up to 5,179,304 common shares until November 12, 2007. During the nine-month period ended December 31, 2006, the Company purchased 472,400 common shares at prices ranging from $37.25 and $38.00 per share. The excess of the purchase price over the carrying value of the shares in the amount of $15,392,000 was charged to retained earnings.

Share option plan
The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the period end are as follows:

		December 31, 2006		March 31, 2006	
Granting period	Exercise price	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
1998	$ 8.50	**32,290**	**$ 8.50**	62,226	$ 8.50
1999	from $16.13 to $18.75	**68,530**	**$18.43**	95,236	$18.33
2000	$19.70	**149,449**	**$19.70**	179,238	$19.70
2001	$13.50	**345,779**	**$13.50**	410,797	$13.50
2002	from $19.00 to $23.00	**559,192**	**$19.10**	685,335	$19.10
2003	$30.35	**614,409**	**$30.35**	701,465	$30.35
2004	$22.50	**864,957**	**$22.50**	1,012,030	$22.50
2005	$33.05	**773,125**	**$33.05**	831,135	$33.05
2006	$36.15	**853,354**	**$36.15**	901,781	$36.15
Current	$32.70	**1,099,535**	**$32.70**	-	-
		5,360,620	**$28.04**	4,879,243	$26.35
Options exercisable at the end of the period		**2,510,239**	**$23.64**	2,077,799	$21.28

7- Share Capital (cont'd)
Changes in the number of options are as follows:

	December 31, 2006	
	Number of options	Weighted average exercise price
Balance at beginning of period	4,879,243	$ 26.35
Options granted	1,141,225	$ 32.70
Options exercised	(470,644)	$ 20.98
Options cancelled	(189,204)	$ 30.20
Balance at end of period	5,360,620	$ 28.04

The fair value of share purchase options granted was estimated at $8.90 per option, using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2006	March 31, 2006
Risk-free interest rate:	4.2%	4.0%
Expected life of options:	5 years	5 years
Volatility:	31%	31%
Dividend rate:	2.45%	2.0%

The exercise price of these options is $32.70, which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $1,951,000 ($1,717,000 after income taxes) and $5,953,000 ($5,251,000 after income taxes) relating to stock options was recorded in the statement of earnings for the three-month and nine-month periods ended December 31, 2006, respectively. A compensation expense of $1,866,000 ($1,693,000 after income taxes) and $5,907,000 ($5,359,000 after income taxes) was recorded for the three-month and nine-month periods ended December 31, 2005, respectively.

The effect of this expense on basic and diluted earnings per share was $0.02 for the three-month period ended December 31, 2006 ($ 0.016 in 2005), and $0.05 for the nine-month period ended December 31, 2006 ($ 0.05 in 2005)

8 - Contributed Surplus

	December 31, 2006	Year ended March 31, 2006
Contributed surplus, beginning of period	$ 14,428	$ 8,095
Stock based compensation	5,953	8,196
Amount transferred to share capital	(1,693)	(1,863)
Contributed surplus, end of period	$ 18,688	$ 14,428

9 - Business Acquisition
On April 13, 2006 the Company acquired the activities of Spezialitäten-Käserei De Lucia GmbH (a cheese manufacturer operating in Germany) for a cash consideration of $7,613,000, subsequently adjusted to $6,885,000 in the quarter ended September 30, 2006, subject to adjustments. The purchase price is allocated to fixed assets. The final allocation of the purchase price will be completed in the current fiscal year.

On July 28, 2006 the Company acquired the activities of Boulangerie Rondeau Inc. and Biscuits Rondeau Inc. (a fresh tarts and fresh cookies manufacturer and distributor operating mainly in the province of Quebec) for a cash consideration of $12,200,000, subject to adjustments. The preliminary purchase price is allocated as follows; working capital: $1,200,000, fixed assets: $4,374,000, and intangible assets: $6,626,000. The final allocation of the purchase price will be completed in the current fiscal year.

10 – Contingency
During the period, a proposed change with retroactive effect to a provincial tax legislation was effectively enacted. A tax assessment for an amount of approximately $12,000,000 was issued as a result of the enactment. The Company has legal basis to believe that it will not have to pay such tax assessment. Therefore, no amount relating to this assessment has been included in the financial statements.

END